UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ARM Holdings plc
(Exact name of registrant as specified in its charter)

England	0-29644	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

110 Fulbourn Road Cambridge CB1 9NJ, England		N/A
(Address of principal executive offices)		(Zip Code)

Patricia Alsop +44 1223 400 400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒		Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

ARM Holdings plc and its subsidiary companies (taken together, “ARM”) design microprocessors, physical IP and related technology and software, and sell development tools to enhance the performance, cost-effectiveness and energy efficiency of high-volume embedded applications. ARM licenses and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits, application-specific standard processors and microcontrollers based on ARM’s technology to systems companies for incorporation into a wide variety of end products. By creating a network of partners, and working with them to best utilize ARM’s technology, ARM is establishing its processor architecture and physical IP for use in many high-volume embedded microprocessor applications, including cellular phones, digital televisions, mobile computers and PC peripherals and for potential use in many growing markets, including smart cards and microcontrollers. ARM also licenses and sells development tools directly to systems companies and provides support services to its licensees, systems companies and other systems designers.

While ARM’s core business does not involve the manufacturing of physical products (either itself or by contracting third party manufacturers), ARM’s Development Solutions Group contracts for manufacture small numbers of various development boards, some of which are sold to customers. ARM does not itself manufacture such products and instead provides product and technical specifications (for example, which components are incorporated and which suppliers provide the components) to a small number of contract manufacturers. ARM estimates that the sale of such manufactured products represented substantially less than one percent of ARM’s revenues for the year ended December 31, 2013.

Certain of the products that ARM contracts for manufacture include “conflict minerals” as defined in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) that are necessary to the functionality or production of such products. As part of its corporate social responsibility policy, ARM’s policy for sourcing the components incorporated into the products ARM contracts to have manufactured includes using the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (“EICC”) template to collect from its suppliers sourcing information relating to conflict minerals that those suppliers use (whether or not in the particular components ARM sources from any particular supplier). If any component that ARM specifies should be incorporated into the products to be manufactured for it is suspected to include conflict minerals sourced from the Democratic Republic of Congo or any adjoining countries, ARM would expect to take immediate actions and appropriate steps to eliminate such sources from its supply chain. The information received to date has not required ARM to change its sourcing suppliers and distributors due to concerns related to conflict minerals.

In addition to requesting EICC forms from all its suppliers, ARM’s approach to conflict minerals includes:

•	specifying and sourcing components made by reputable original equipment manufacturers or their official distributors (referred to herein as “suppliers”) with a conflict minerals policy;

•	obtaining conflict minerals policy statements from all of its suppliers;

•	not purchasing components from the “black” or “grey” market; and

•	working with a small number of contract manufacturers with whom ARM has a long-standing relationship and who have a conflict minerals policies consistent with ARM’s own policy.

Reasonable Country of Origin Inquiry

The Dodd-Frank Act requires companies that file reports under the Securities and Exchange Act of 1934 and manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to undertake a reasonable country of origin inquiry. Section 1502 of the Dodd-Frank Act defines “conflict minerals” as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten) or their derivatives. ARM has conducted, in good faith, a reasonable country of origin inquiry regarding the conflict minerals contained in its products contracted for manufacture for the year ended December 31, 2013.

From its purchasing records, ARM identified the suppliers of the components incorporated in the products that ARM contracted for manufacture in the year ended December 31, 2013 and confirmed it was in receipt of conflict minerals policy statements from each such supplier. Based on a review of such policy statements, ARM believes that it suppliers’ conflict mineral policies are consistent with ARM’s own policy and seek to eliminate conflict minerals that originate in the Democratic Republic of Congo or any adjoining countries from the supply chain.

In addition to the conflict minerals policy statements, ARM has requested EICC forms from each supplier and has received completed EICC forms from many of its suppliers, including a significant majority of its key suppliers. ARM frequently follows up with suppliers that have not yet completed an EICC form and continue to do in accordance with its conflict minerals procedures.

Reasonable Country of Origin Inquiry Conclusion

Based on the reasonable country of origin inquiry performed with respect to conflict minerals used in components incorporated in its manufactured products, ARM has no reason to believe that any conflict minerals necessary to the functionality or production of any of its products contracted for manufacture originated in the Democratic Republic of Congo or any adjoining country.

* * *

The information discussed above is also available at http://www.arm.com/reporting 2013. The website and information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

Not required.

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARM Holdings plc
(Registrant)

By:	/s/ Patricia Alsop	June 2, 2014
Name:	Patricia Alsop	(Date)
Title:	Company Secretary